UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Natural Resources USA Corporation

(Name of the Issuer)

Green SEA Resources Inc.

GSR Acquisition Corp.

(Names of Persons Filing Statement) Common Stock, $0.01 par value

(Title of Class of Securities) 639012103

(CUSIP Number of Class of Securities)

Alan M. De’ath

President and Chief Executive Officer

Green SEA Resources Inc.

130 Adelaide St. West, Suite 3303

Toronto, Ontario, Canada M5H 3P5

416-867-9299

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

copies to: Thomas M. Rose Troutman Sanders LLP 401 9th Street, NW, Suite 1000 Washington, DC 20004 757-687-7715

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**
$10,688,470	$1,240.93
*	Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 18,751,701 shares of common stock, par value $0.01 per share, of Natural Resources USA Corporation, which constitutes the maximum number of outstanding shares of common stock of Natural Resources USA Corporation estimated to be acquired by the filing persons for $0.57 per share in cash, without interest (which estimated number of shares of common stock assumes the exercise of all outstanding stock options of Natural Resources USA Corporation that have an exercise price of less than $0.57 per share), by (ii) $0.57 per share.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), equals 0.00011610 multiplied by the transaction valuation.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,240.93	Filing Party: Green SEA Resources Inc. and GSR Acquisition Corp.
Form or Registration No.: Schedule 13E-3	Date Filed: August 8, 2011

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

This Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3/A”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Green SEA Resources Inc. and GSR Acquisition Corp. in connection with the going-private transaction of Natural Resources USA Corporation.

Item 1.	Summary Term Sheet.

The information contained in the section entitled “SUMMARY TERM SHEET” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Natural Resources USA Corporation. The principal executive offices of the subject company are located at 3200 County Road 31, Rifle, Colorado 81650, and its telephone number is (214) 253-2556.

(b) Securities. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about NRUC—Securities” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about NRUC—Trading Market and Price” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about NRUC—Dividends” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(e) Prior Public Offerings. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about NRUC—Prior Public Offerings” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(f) Prior Stock Purchases. The information contained in the sections entitled “ADDITIONAL INFORMATION—Information about NRUC—Prior Stock Purchases” and “SPECIAL FACTORS— FAIRNESS OF THE SHORT-FORM MERGER—Recent purchases of shares of NRUC stock by GSR” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information contained in the section entitled “ADDITIONAL INFORMATION—Identity and Background of GSR, SURF and the Sentient General Partner—Name and Address” and in Schedule I to Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Business and Background of Entities. The information contained in the section entitled “ADDITIONAL INFORMATION—Identity and Background of GSR, SURF and the Sentient General Partner—Business Background of GSR, SURF and the Sentient General Partner” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information contained in the section entitled “ADDITIONAL INFORMATION—Identity and Background of GSR, SURF and the Sentient General Partner—Business and Background of Natural Persons” and in Schedule I to Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Disclosure relating to Sentient USA Resources Fund, L.P. and Sentient Executive MLP 1, Limited is included in Item 3 of this Schedule 13E-3/A pursuant to General Instruction C of Schedule 13E-3 solely because such entities may be persons “controlling” Green SEA Resources Inc. within the meaning of Rule 12b-2 under the Exchange Act.

Item 4.	Terms of the Transaction.

(a) Material terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information contained in the sections entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms,” “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE SHORT-FORM MERGER—Reasons” and “SPECIAL FACTORS—CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Different Terms. The information contained in the section entitled “ADDITIONAL INFORMATION— Terms of the Transaction—Material Terms” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled “ADDITIONAL INFORMATION— Terms of the Transaction—Dissent Rights” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Provisions for Unaffiliated Security Holders” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information contained in the sections entitled “ADDITIONAL INFORMATION— Past Contacts, Transactions, Negotiations and Agreements—Transactions,” “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Recent purchases of shares of NRUC stock by GSR,” “ADDITIONAL INFORMATION—Source and Amount of Funds or Other Consideration,” and under “Beneficial Ownership” in Schedule I to Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Significant Corporate Events. The information contained in the sections entitled “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions” and “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Recent purchases of shares of NRUC stock by GSR” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Negotiations or Contacts. The information contained in the sections entitled “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions” and “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Recent purchases of shares of NRUC stock by GSR” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions,” “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Recent purchases of shares of NRUC stock by GSR” and in Schedule I to Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information contained in the section entitled “ADDITIONAL INFORMATION—Purposes of the Transaction and Plans or Proposals—Use of Securities Acquired” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Plans. The information contained in the section entitled “ADDITIONAL INFORMATION—Purposes of the Transaction and Plans or Proposals—Plans” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information contained in the section entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE SHORT-FORM MERGER—Purposes” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Alternatives. The information contained in the section entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE SHORT-FORM MERGER—Alternatives” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Reasons. The information contained in the section entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE SHORT-FORM MERGER—Reasons” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE SHORT-FORM MERGER—Effects” and “SPECIAL FACTORS—CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness. The information contained in the section entitled “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Fairness” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information contained in the sections entitled “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Factors considered in determining fairness,” “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER— Factors not considered in determining fairness,” “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER— Details of the Financial Analyses” and “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Certain negative considerations” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section entitled “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Certain negative considerations” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the section entitled “SPECIAL FACTORS— FAIRNESS OF THE SHORT-FORM MERGER—Certain negative considerations” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(e) Approval of Directors. The information contained in the section entitled “SPECIAL FACTORS— FAIRNESS OF THE SHORT-FORM MERGER—Certain negative considerations” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(f) Other Offers. The information contained in the section entitled “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Factors not considered in determining fairness” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information contained in the section entitled “SPECIAL FACTORS —REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the section entitled “SPECIAL FACTORS—REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Availability of Documents. The information contained in the section entitled “SPECIAL FACTORS— REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information contained in the section entitled “ADDITIONAL INFORMATION— Source and Amount of Funds or Other Consideration—Source of Funds” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Conditions. The information contained in the section entitled “ADDITIONAL INFORMATION— Source and Amount of Funds or Other Consideration—Conditions” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled “ADDITIONAL INFORMATION—Source and Amount of Funds or Other Consideration—Expenses” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(d) Borrowed funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information contained in the section entitled “ADDITIONAL INFORMATION—Interest in Securities of NRUC—Securities Ownership” and in Schedule I to Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Securities Transactions. The information contained in the sections entitled “ADDITIONAL INFORMATION—Interest in Securities of NRUC—Securities Transactions” and “SPECIAL FACTORS—FAIRNESS OF THE SHORT-FORM MERGER—Recent purchases of shares of NRUC stock by GSR” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(e) Recommendations of Others. Not applicable.

Item 13.	Financial Statements.

(a) Financial Information. The information contained in the section entitled “ADDITIONAL INFORMATION—Financial Statements—Financial Information” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Pro Forma Information. The information contained in the section entitled “ADDITIONAL INFORMATION—Financial Statements—Pro Forma Information” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(c) Summary Information. The information contained in the section entitled “SPECIAL FACTORS— SELECTED FINANCIAL DATA” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information contained in the section entitled “ADDITIONAL INFORMATION—Persons/Assets, Retained, Employed, Compensated or Used” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(b) Employees and Corporate Assets. The information contained in the section entitled “ADDITIONAL INFORMATION—Persons/Assets, Retained, Employed, Compensated or Used” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

Item 15.	Additional Information.

(b) Other Material Information. None.

Item 16.	Exhibits.

(a)(1)	Natural Resources USA Corporation Going-Private Transaction Statement.

(a)(2)	Letter from GSR Acquisition Corp. to Natural Resources USA Corporation Shareholders.*

(a)(3)	Notice of Merger and Dissent Rights.*

(b)	None.

(c)	Valuation Report and Fairness Opinion of Cutfield Freeman & Co LTD effective as of August 1, 2011 and dated as of October 20, 2011 (incorporated herein by reference to Appendix C to Exhibit (a)(1) to this Schedule 13E-3/A).

(d)	None.

(f)(1)	The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Dissent Rights” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(f)(2)	Part 13 of the Utah Revised Business Corporation Act (incorporated herein by reference to Appendix D to Exhibit (a)(1) to this Schedule 13E-3/A).

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2011	GREEN SEA RESOURCES INC.

	By:	/s/ Alan De’ath
Name: Alan De’ath
Title: President and Chief Executive Officer

Date: November 17, 2011	GSR ACQUISITION CORP.

	By:	/s/ D’Arcy Doherty
Name: D’Arcy Doherty Title: Vice President, Legal and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Natural Resources USA Corporation Going-Private Transaction Statement.

(a)(2)	Letter from GSR Acquisition Corp. to Natural Resources USA Corporation Shareholders.*

(a)(3)	Notice of Merger and Dissent Rights.*

(b)	None.

(c)	Valuation Report and Fairness Opinion of Cutfield Freeman & Co LTD effective as of August 1, 2011 and dated as of October 20, 2011 (incorporated herein by reference to Appendix C to Exhibit (a)(1) to this Schedule 13E-3/A).

(d)	None.

(f)(1)	The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Dissent Rights” in Exhibit (a)(1) to this Schedule 13E-3/A is incorporated herein by reference.

(f)(2)	Part 13 of the Utah Revised Business Corporation Act (incorporated herein by reference to Appendix D to Exhibit (a)(1) to this Schedule 13E-3/A).

(g)	Not applicable.

*	Previously filed.